Exhibit 99.1

For Immediate Release

Compugen Discloses Updates to Collaborative Activities with Bayer in Immuno-Oncology

Current Agreement to continue based on CGEN-15001T

Parties in discussion with respect to additional Compugen Targets

Holon, Israel, July 26, 2017 – Compugen Ltd. (NASDAQ: CGEN), a therapeutic discovery company, announced today updates to its collaborative activities in immuno-oncology with Bayer. The agreement with Bayer AG involves the research, development, and commercialization of antibody-based therapeutics against two novel, Compugen-discovered immune checkpoint regulators, CGEN-15001T and CGEN-15022. However, a recently completed joint assessment by Compugen and Bayer of potential drug candidates against the CGEN-15022 target program has suggested that its potential to serve as a key immune checkpoint for the treatment of cancer immunotherapy may be limited and does not justify further investment. Therefore, it has been determined that the current collaboration will focus solely on CGEN-15001T and all rights to CGEN-15022 will be returned to Compugen. As previously announced, the CGEN-15001T program continues to be advanced by Bayer towards human clinical trials.

Bertolt Kreft, PhD, Head of the Therapeutic Research Group Immuno-Oncology, Drug Discovery at the Pharmaceuticals Division of Bayer, stated, “Our collaboration with Compugen is an important component of our Immuno-Oncology pipeline strategy. During the last years, we have established an excellent and highly productive working relationship between our two research groups. We look forward to continuing the development of our CGEN-15001T program and are discussing potential future collaborative projects in the area of immuno-oncology with Compugen.”

Anat Cohen-Dayag, PhD, President and CEO of Compugen, stated, “Bayer is an outstanding partner for us, as we transform to become a drug discovery and development company. We highly appreciate Bayer, as our first pharma company partner to collaborate on pipeline assets with us, and for their continuing engagement and trust in our discovery capabilities and their investment in taking our programs forward. Our excellent relationship has generated a fruitful collaboration and we are greatly looking forward to potential future collaborative activities.”

About Compugen
Compugen is a leading therapeutic discovery company whose mission is to utilize its broadly applicable predictive discovery infrastructure to discover novel drug targets and develop first-in-class therapeutics. Our current pipeline consists of early and preclinical stage immuno-oncology programs based on novel drug targets discovered internally, primarily immune checkpoint and myeloid protein target candidates. These programs focus on the development of first-in-class cancer immunotherapy drugs with the potential to harness the immune system to provide treatment solutions in areas of unmet medical need in various cancer types and patient populations, both as monotherapy and in combination with other drugs. In addition, our pipeline currently includes a preclinical fusion protein autoimmune product candidate. Compugen’s business model is based on selectively entering into collaborations for its novel target candidates and related drug product candidates at various stages of research and development under revenue-sharing agreements. The Company is headquartered in Israel, with R&D facilities in Israel and South San Francisco. At the US facilities, therapeutic monoclonal antibodies are discovered and developed against the Company’s novel drug target candidates. For additional information, please visit Compugen's corporate website at http://www.cgen.com.

Forward-looking Statements
This press release contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements can be identified by the use of terminology such as “will,” “may,” “expects,” “anticipates,” “believes,” “potential,” and “intends,” and describe opinions about possible future events, including the status of development of our product candidates directly or with partners, and the potential timing of planned regulatory filings. These forward-looking statements involve known and unknown risks and uncertainties that may cause the actual results, performance or achievements of Compugen to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Among these risks: Compugen’s business model is substantially dependent on entering into collaboration agreements with third parties, and Compugen may not be successful in generating adequate revenues or commercializing aspects of its business model. Moreover, the development and commercialization of therapeutic candidates involve many inherent risks, including failure to progress to clinical trials or, if they progress to or enter clinical trials, failure to receive regulatory approval. These and other factors are more fully discussed in the "Risk Factors" section of Compugen’s most recent Annual Report on Form 20-F as filed with the Securities and Exchange Commission (SEC) as well as other documents that may be subsequently filed by Compugen from time to time with the SEC. In addition, any forward-looking statements represent Compugen’s views only as of the date of this release and should not be relied upon as representing its views as of any subsequent date. Compugen does not assume any obligation to update any forward-looking statements unless required by law.

Company contact:
Elana Holzman
Director, Investor Relations and Corporate Communications
Compugen Ltd.
Email: elanah @cgen.com
Tel: +972 (3) 765-8124